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                             September 7, 2021

       Andrew McBride
       Chief Financial Officer
       Gores Metropoulos II, Inc.
       6260 Lookout Road
       Boulder, CO 80301

                                                        Re: Gores Metropoulos
II, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed August 19,
2021
                                                            File No. 333-257726

       Dear Mr. McBride:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 Filed August 19,
2021

       General

   1.                                                   We reissue comment 2.
Please revise to include a sensitivity analysis in tabular format to show the potential
impact of redemptions on the per share value of the shares owned by non-redeeming
shareholders. Your analysis should include a range of redemption scenarios, including
minimum, maximum and interim redemption levels. Please also
                                                        revise your discussion
of any limit on the total number of Public Shares that may be redeemed to clarify
whether Sonder's ability to waive the $500 million Closing Cash condition or other
circumstances, including but not limited to additional financing transactions, might
allow you to redeem more shares than currently contemplated by your
                                                        "maximum redemption
scenario." In this regard we note your revised disclosure on page
 Andrew McBride
FirstName LastNameAndrew
Gores Metropoulos II, Inc. McBride
Comapany 7,
September NameGores
             2021      Metropoulos II, Inc.
September
Page 2    7, 2021 Page 2
FirstName LastName
         130 indicating that more than 15 million Public Shares may be redeemed. If so, revise throughout your filing to reflect the maximum number of redemptions allowable under your Current Company Certificate, e.g. that you retain net tangible assets in excess of
         $5,000,000, and revise all of your references to a "maximum redemption scenario" in order to avoid potential investor confusion.
2. Please revise your summary and the dilution risk factor beginning on page 109 to disclose the cumulative amount of dilution from all possible sources that shareholders who elect not to redeem their shares may experience in connection with the business combination.
         Please also provide disclosure in connection with your tabular sensitivity analysis of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed, including any needed assumptions.
3. We note your revision on page 111. Please also revise your summary to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
4. We note your revision on page 167 that the deferred underwriting fee may represent up to approximately 5.25% of the value of the cash remaining in the Trust Account. Please revise here and your summary to disclose the maximum aggregate effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Letter to Stockholders of Gores Metropoulos II, Inc., page i

5. We note your revision in response to comment 3. Please revise to address the apparent discrepancy between your estimate of 217,666,300 shares of common stock to be issued in the business combination, excluding up to 14,500,000 Earn Out Shares that may be issued as contingent consideration, and your fee table which registers 243,768,315 shares of common stock. Please make corresponding revisions with respect to your special voting common stock. If you may issue more shares than you currently estimate, please also quantify the range of shares that you may issue and disclose the factors that will impact the number of shares ultimately issued.
Summary
The Business Combination
Consideration to Sonder Stockholders in the Business Combination, page 40

6. We note your revision in response to comment 5. Please revise the "Value of Earn Out
         Shares" row in your table to reflect the aggregate value of these shares at the then applicable triggering event trading price. For example only, at Triggering Event IV it appears that the value of Earn Out Shares would be approximately $198.2 million, not approximately $161.9 million as currently disclosed. In this regard we note that multiple triggering events may be coincident, but that footnote (1) discloses that these values are
 Andrew McBride
Gores Metropoulos II, Inc.
September 7, 2021
Page 3
         instead calculated at each successive triggering price. Please similarly revise to disclose "Aggregate Company Stock Consideration" and "Aggregate Consideration"
         consistent with the then applicable Common Share Price.
Special Meeting of the Stockholders of the Company...
Redemption Rights, page 144

7. We note your revisions that investors must identify the beneficial holder of the shares being redeemed. Please also either delete or revise the requirement that holders of Public
         Shares must "check the box on the enclosed proxy card marked 'Stockholder Certification'
         if you are not acting in concert or as a 'group' (as defined in Section 13d-3 of the
         Exchange Act) with any other stockholder with respect to Public Shares" in order to properly exercise their redemption rights. In this regard we note that your form of proxy card attached as Exhibit 99.1 does not appear to include such a Stockholder Certification.
         We also note that neither your initial public offering, nor your amended and restated
         certificate of incorporation at the time of such offering, appear to have required investors to certify they were not acting in concert or as a "group" in order to properly redeem their
         Public Shares.
The Business Combination
Certain Engagements in Connection with the Business Combination..., page 166

8. We note your revision in response to comment 12. Please revise to quantify the transaction fee of 0.75% of the anticipated gross proceeds based on your estimated $200 million PIPE Investment. Please also revise to clarify if both Deutsche Bank and
         Citigroup would each individually be entitled to a $1.5 million fee in these circumstances, and/or each at least $1.2 million at a minimum, as it appears. Please separately disclose the aggregate co-placement agent fee for all four agents to avoid investor confusion.
Certain Financial Projections Provided to Our Board
Non-GAAP Measures Used in the Financial Projections, page 177

9. We note your response to our prior comment 14 and the revisions to your disclosures.
       Please clarify for us whether the measures of Adjusted Gross Profit
(Loss), Adjusted
       Gross Margin, Property Level Costs, Property Level Profit (Loss) and Property Level
       Profit (Loss) Margin exclude projected costs classified as operations and support costs in the consolidated historical Sonder Holdings Inc. financial statements. To the extent operations and support costs have been excluded from these measures, please expand your
FirstName LastNameAndrew McBride
       disclosure to highlight the fact these costs have been excluded, their importance to the
Comapany    NameGores
       ongoing           Metropoulos
                 operations            II, Inc. and the significance of these
costs compared to
                            of your business,
       projected
September         revenue
            7, 2021 Page 3and profit measures.
FirstName LastName
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FirstName LastNameAndrew
Gores Metropoulos II, Inc. McBride
Comapany 7,
September NameGores
             2021      Metropoulos II, Inc.
September
Page 4    7, 2021 Page 4
FirstName LastName
Material Assumptions Underlying the Financial Projections, page 178

10. Please expand your disclosure to provide more detail regarding each of the assumptions and your basis for such assumptions. In your revised disclosure, please consider providing the actual assumptions used to prepare your projections (e.g. number of live units, contracted units, RevPar).
Sonder Performance for 2021 As Compared to the Financial Projections, page 180

11. We note your disclosure that annualized results for the quarters ended March 31, 2021 and
         June 30, 2021 have outperformed your financial projections. Please expand your disclosure to provide more context around this statement and elaborate on what portions of operations over or underperformed your financial projections. For instance, we note that annualized year over year revenue growth for 2021 has been approximately 30%
         compared to projected revenue growth of 50.6%. Additionally, please revise your disclosure to provide more information around how you have made this comparison given footnote 2 to your table on page 177 which seems to indicate that projections were prepared for three quarters of 2021 and not an entire year.
Material U.S. Federal Income Tax Considerations of the Business Combination, page 192

12. We note your revisions in response to comment 15 and reissue the comment. Please revise here and on page 61 to disclose the material federal income tax considerations for
         Public Stockholders that elect not to redeem their shares. In this regard we note that your disclosure on page 199 relates to U.S. Holders of Sonder Stock. Please also direct
         Sonder's counsel to revise its opinion attached as Ex. 8.1 to opine on the specific tax issue on which counsel is opining, as a description of law is not sufficient, as well as to explain why it cannot give a "will" opinion and to describe the degree of uncertainty in the opinion. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.
Sonder Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Gross Profit (Loss) and Adjusted Gross Margin, page 312

13. We note your response to prior comment 17 and continue to believe that your Landlord
         Payment adjustment results in presenting a non-GAAP measure that substitutes individually tailored recognition and measurement methods. Please revise your non-
         GAAP measure to remove this adjustment. Refer to Question 100.04 of the Non-GAAP
         Compliance and Disclosure Interpretations.
14. We note your response to prior comment 18. It appears that costs related to guest-facing functions and variable expenses associated with guest units would be direct costs necessary to generate revenue. Please clarify why you believe it is appropriate to exclude such costs from your calculation of gross profit.
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FirstName LastNameAndrew
Gores Metropoulos II, Inc. McBride
Comapany 7,
September NameGores
             2021      Metropoulos II, Inc.
September
Page 5    7, 2021 Page 5
FirstName LastName
Description of Securities
Warrants
Public Warrants, page 353

15. We note your revisions in response to comment 1. We also note that you can redeem the public warrants when the shares of Class A Stock are trading at a price starting at $10.00.
         Please revise to highlight the material risks to public warrant holders of your ability to redeem public warrants for Class A stock if the last reported sale price equals or exceeds
         $10.00 per share and clarify whether recent common stock trading prices exceed this threshold. Please further revise your discussion on the interest of certain persons in the business combination, including on pages 55 and 181, to address the differences between private and public warrants and the material risks therefrom. In this regard we note that your private warrants are not redeemable and may be exercised on a "cashless basis,"
         whereas public warrants are redeemable and may only be exercised on a cashless basis if you call the public warrants for redemption and require any holder to exercise its public warrants on a "cashless basis."
Exhibits

16. The consent of Deloitte & Touche LLP filed as Exhibit 23.2 references their report dated
         August 19, 2021, relating to the financial statements of Sonder Holdings Inc.
         However, their report relating to the financial statements of Sonder Holdings Inc., appearing on page F-63 is dated July 6, 2021. Please obtain and file an updated consent from Deloitte & Touche LLP to correct for this discrepancy.
        You may contact William Demarest at (202) 551-3432 or Robert Telewicz at (202) 551-
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Christopher Dunham at (202) 551-3783 or Brigitte Lippmann at
(202) 551-3713
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      James R. Griffin, Esq.